Exhibit 99.1

GOLD STANDARD DEEP DRILLING INTERSECTS OUTSTANDING OXIDE GOLD GRADES AND THICKNESSES AT DARK STAR

Oxidized intercepts include 190.5m of 2.28 g Au/t, 230.2m of 1.87 g Au/t, 240.8m of 1.70 g Au/t and 122.0m of 0.81 g Au/t in four separate holes

September 24, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported impressive new results from 4 reverse-circulation (“RC”) and 12 core holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. These results are likely to have a substantial impact on the Dark Star deposit’s resource potential and development planning.

Four holes in the northern portion of Dark Star intersected exceptional, vertically-continuous zones of oxidized gold mineralization including 190.5m of 2.28 g Au/t, 230.2m of 1.87 g Au/t, 240.8m of 1.70 g Au/t, and 122.0m of 0.81 g Au/t. These results continue to confirm oxide gold resource potential well below the depth of the current resource model. This autumn, as part of an expanded development drilling program announced last week, approximately 5,400m of additional RC drilling in 17 holes will test new targets at depth below the current resource model, and 18 additional holes will test the potential for lateral resource expansion to the north, west and south of the current resource (see September 20, 2018 news release).

To date 23,644m of infill, step-out and geotechnical drilling have been completed in 132 RC and core holes at Dark Star (refer to Dark Star drill hole plan map at the following link - https://goldstandardv.com/lp/ds-september24-2018-drillmaps/). Results from 12 Dark Star holes are summarized below, and with this news release, results have now been reported for 119 of the 132 holes that have been completed. Three of the five rigs active on-site will focus on Dark Star through the remainder of 2018.

Jonathan Awde, CEO and Director of Gold Standard commented: “In our view, these results are very encouraging. Dark Star is emerging as an important Carlin oxide deposit with multi-million ounce potential and the size to support a large-scale, bulk-minable open pit production scenario. After three years of significant success, we think we may still be scratching the surface of Dark Star’s prospects which we now think may also include a deeper sulfide zone typical of the larger Carlin-style deposits to the north. We are very excited to have the opportunity to continue drilling with an expanded program over the next two or three months. ”

Key Highlights from Dark Star:

Northern portion of Dark Star

  DC18-09 intersected 190.5m of 2.28 g Au/t, including separate intervals of 28.0m of 3.05 g Au/t, 20.2m of 6.51 g Au/t and 7.7m of 4.55 g Au/t. The 190.5m interval contains a 15.5m zone of material below the 0.14 g Au/t cutoff. Overall, the mineralized zone is thicker and higher- grade than predicted by the current resource model. The hole ended at 221.0m in 2.81 g Au/t, which is approximately 45m below the current resource model.

  DR18-105 intersected 230.2m of 1.87 g Au/t including separate intervals of 22.9m of 7.16 g Au/t and 7.6m of 6.12 g Au/t (refer to cross section 4480170N - https://goldstandardv.com/lp/ds-september24-2018-drillmaps/). Mineralization extends approximately 85m below the current resource model. Below the thick oxide mineralization, the hole intersected an interval of reduced mineralization including 32.0m of 1.04 g Au/t.

  DR18-104 intersected 240.8m of 1.70 g Au/t including separate intervals of 39.6m of 2.80 g Au/t, 18.3m of 3.14 g Au/t, 10.7m 0f 3.09 g Au/t (refer to cross section 4480140N - https://goldstandardv.com/lp/ds-september24-2018-drillmaps/). Oxidized mineralization extends approximately 55m below the current resource model. Below the oxide mineralization, the hole intersected a reduced zone of 27.4m of 2.28g Au/t, including 16.8m of 2.82 g Au/t.

  In the northern portion of Dark Star, the vertically-extensive nature of oxidized mineralization, alteration, and fluidized breccia textures support an early-stage interpretation that drilling may be defining a feeder structure or a breccia pipe setting.

  DR18-103 intersected 122.0m of 0.81 g Au/t, including 12.2m of 3.32 g Au/t (refer to cross section 4480020N - https://goldstandardv.com/lp/ds-september24-2018-drillmaps/). Due to challenging drilling conditions, the hole ended at 202.7m in 0.54 g Au/t before testing the entire target. DR18-106, which replaced DR18-103, successfully tested the complete target. Assays for DR18-106 are pending.

  DR18-70 intersected an oxide interval of 112.8m of 0.61 g Au/t, including separate intervals of 12.2m of 1.25 g Au/t and 6.1m of 2.04 g Au/t (refer to cross section 4480200N - https://goldstandardv.com/lp/ds-september24-2018-drillmaps/). The oxide intercept includes a 13.7m interval of material below the 0.14 g Au/t cutoff. Below the oxide mineralization, the hole intersected a reduced zone of 29.0m of 2.90 g Au/t, including 10.7m of 5.85 g Au/t.
  Mineralization extends approximately 80m below the current resource model and remains open to the north.

  Based on the reduced gold intercepts in DR18-70, -104 and -105, there is an emerging sulfide target below the thick, vertically-continuous zones of oxide mineralization.

Southern portion of Dark Star

  Core hole DC18-18 returned an oxide intercept of 15.2m of 0.38 g Au/t. The intercept is closer to the current topographic surface than predicted by the resource block model and mineralization remains open to the south. This new opportunity to expand the resource is coincident with an undrilled surface outcrop rock chip anomaly south of the known deposit. Additional drilling is planned for this area.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR18-70	RC	90	-75	349.0	175.3-288.1	112.8	0.61
				Including	219.5-231.7	12.2	1.25
				Including	282.0-288.1	6.1	2.04
					294.2-323.3	29.0	2.90
				Including	311.0-321.7	10.7	5.85
DR18-103	RC	90	-73	202.7	45.7-62.5	16.8	0.16
					80.7-202.7	122.0	0.81
				Including	166.2-178.4	12.2	3.32
DR18-104	RC	90	-80	403.9	24.4-265.2	240.8	1.70
				Including	42.7-82.3	39.6	2.80
				Including	135.7-154.0	18.3	3.14
				Including	205.8-230.2	24.4	2.77

				Including	254.5-265.2	10.7	3.09
					265.2-292.6	27.4	2.28
				Including	275.9-292.7	16.8	2.82
DR18-105	RC	90	-80	367.3	9.1-16.7	7.6	0.48
					39.6-44.2	4.6	0.39
					62.5-292.7	230.2	1.87
				Including	211.9-234.8	22.9	7.16
				Including	285.1-292.7	7.6	6.12
					292.7-324.7	32.0	1.04
					324.7-338.4	13.7	0.60
DR18-106	RC	90	-80	335.3	Assays pending

DC18-04	Core	275	-75	277.4	Geotechnical hole – assays pending
DC18-06	Core	40	-65	259.1	Geotechnical hole – assays pending
DC18-08	Core	130	-65	231.6	Geotechnical hole – assays pending
DC18-09	Core	90	-80	221.0	30.5-221.0	190.5	2.28
				Including	70.8-98.8	28.0	3.05
				Including	129.0-136.6	7.6	4.55
				Including	150.5-170.7	20.2	6.51
				Including	208.2-215.9	7.7	4.55
DC18-10	Core	290	-65	198.1	Geotechnical hole – assays pending
DC18-11	Core	90	-75	66.8	Assays pending
DC18-12	Core	205	-65	232.9	Geotechnical hole – assays pending
DC18-14	Core	110	-80	188.5	Geotechnical hole – assays pending
DC18-15	Core	90	-77	121.9	17.7-28.4	10.7	0.17
					32.9-101.4	68.5	0.69
				Including	43.6-55.8	12.2	1.13
				Including	87.4-99.0	11.6	1.41
DC18-16	Core	90	-85	196.0	71.0-75.9	4.9	0.80
					101.5-112.2	10.7	0.37
					191.4-196.0	4.6	0.47
DC18-17	Core	90	-86	192.0	8.8-11.9	3.1	1.58
					54.6-131.2	76.6	0.47
					137.2-141.5	4.3	0.17
					164.3-188.2	23.9	0.44
				Including	175.0-178.1	3.1	1.29
DC18-18	Core		-90	125.0	4.0-19.2	15.2	0.38
					22.3-29.9	7.6	0.25
DC18-19	Core	90	-55	176.8	93.6-97.7	4.1	0.18
DC18-20	Core		-90	105.2	15.9-22.0	6.1	0.17
					32.6-50.9	18.3	0.17
DC18-21	Core		-90	91.4	9.8-15.9	6.1	0.29
DC18-22	Core	90	-83	304.0	Assays pending
DC18-23	Core		-90	85.3	Assays pending
DC18-24	Core		-90	76.2	Assays pending

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist commented: “The deep drill tests below the Dark Star resource have provided excellent results for GSV. Assay results, including select zones of >7 g Au/t, have pushed the gold zone 80-90m deeper than previously modeled. The mineralization appears to be related to the Ridgeline structural zone and remains open to the north, south, west and at depth. We are anxiously awaiting results of the final two holes (DR18-106 and DC18-22) to design follow up drilling.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com